================================================================================
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13G

                 INFORMATION TO BE INCLUDED IN STATEMENTS FILED
                   PURSUANT TO RULES 13D-1(B), (C) AND (D) AND
               AMENDMENTS THERETO FILED PURSUANT TO RULE 13D-2(B)

                                   ----------
                               (AMENDMENT NO. 2)*

                         FIREARMS TRAINING SYSTEMS, INC.
--------------------------------------------------------------------------------
                                (NAME OF ISSUER)

    CLASS A COMMON STOCK,
 PAR VALUE $.000006 PER SHARE                              318120-10-2
--------------------------------------------------------------------------------
(TITLE OF CLASS OF SECURITIES)                            (CUSIP NUMBER)

                                 AUGUST 25, 2000
--------------------------------------------------------------------------------
             (DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT)

CHECK THE APPROPRIATE BOX TO DESIGNATE THE RULE PURSUANT TO WHICH THIS SCHEDULE IS FILED:

[ ]  RULE 13D-1(B)
[ ]  RULE 13D-1(C)
[X]  RULE 13D-1(D)

                                   ----------
*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                          Continued on Following Pages
                               Page 1 of 12 Pages

================================================================================

NY2:\962374\03\34460.0044

---------------------------------------------------------------------             -------------------------------------------------
CUSIP No.                       318120-10-2                              13G                           Page 2 of 11
---------------------------------------------------------------------             -------------------------------------------------

------------------------- ---------------------------------------------------------------------------------------------------------
           1              NAME OF REPORTING PERSONS:                  CENTRE PARTNERS II LLC
                          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS
                          (ENTITIES ONLY):  13-386-6629

------------------------- ---------------------------------------------------------------------------------------------------------
           2              CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:*
                                                                                                                          (A) [_]
                                                                                                                          (B) [_]
------------------------- ---------------------------------------------------------------------------------------------------------
           3              SEC USE ONLY

------------------------- ---------------------------------------------------------------------------------------------------------
           4              CITIZENSHIP OR PLACE OF ORGANIZATION:       DELAWARE

------------------------------- ----- ---------------------------------------------------------------------------------------------
          NUMBER OF              5    SOLE VOTING POWER:                          0
            SHARES
                                ----- ---------------------------------------------------------------------------------------------
         BENEFICIALLY            6    SHARED VOTING POWER:                        31,853,625
           OWNED BY
                                ----- ---------------------------------------------------------------------------------------------
             EACH                7    SOLE DISPOSITIVE POWER:                     0
           REPORTING
                                ----- ---------------------------------------------------------------------------------------------
         PERSON WITH             8    SHARED DISPOSITIVE POWER:                   31,853,625

------------------------- ---------------------------------------------------------------------------------------------------------
           9              AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING   31,853,625
                          PERSON:

------------------------- ---------------------------------------------------------------------------------------------------------
           10             CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES:*
                                                                                                                            [_]
------------------------- ---------------------------------------------------------------------------------------------------------
           11             PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9):                                       42.4%

------------------------- ---------------------------------------------------------------------------------------------------------
           12             TYPE OF REPORTING PERSON:                   OO
------------------------- ---------------------------------------------------------------------------------------------------------

*  SEE INSTRUCTIONS BEFORE FILLING OUT!


                               Page 2 of 11 Pages


------------------------------- -------------------------------------            --------------------------------------------------
CUSIP No.                       318120-10-2                              13G                          Page 3 of 11
------------------------------- -------------------------------------            --------------------------------------------------

------------------------- ---------------------------------------------------------------------------------------------------------
           1              NAME OF REPORTING PERSONS:                  CENTRE CAPITAL INVESTORS II, L.P.
                          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS
                          (ENTITIES ONLY):  13-386-6796
------------------------- ---------------------------------------------------------------------------------------------------------
           2              CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:*
                                                                                                                         (A) [_]
                                                                                                                         (B) [_]
------------------------- ---------------------------------------------------------------------------------------------------------
           3              SEC USE ONLY

------------------------- ---------------------------------------------------------------------------------------------------------
           4              CITIZENSHIP OR PLACE OF ORGANIZATION:       DELAWARE

------------------------------- ----- ---------------------------------------------------------------------------------------------
          NUMBER OF              5    SOLE VOTING POWER:                         0
            SHARES
                                ----- ---------------------------------------------------------------------------------------------
         BENEFICIALLY            6    SHARED VOTING POWER:                       21,468,963
           OWNED BY
                                ----- ---------------------------------------------------------------------------------------------
             EACH                7    SOLE DISPOSITIVE POWER:                    0
           REPORTING
                                ----- ---------------------------------------------------------------------------------------------
         PERSON WITH             8    SHARED DISPOSITIVE POWER:                  21,468,963

------------------------- ---------------------------------------------------------------------------------------------------------
           9              AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH            21,468,963
                          REPORTING PERSON:

------------------------- ---------------------------------------------------------------------------------------------------------
           10             CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES:*
                                                                                                                           [_]
------------------------- ---------------------------------------------------------------------------------------------------------
           11             PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9):                                      29.2%

------------------------- ---------------------------------------------------------------------------------------------------------
           12             TYPE OF REPORTING PERSON:                   PN
------------------------- ---------------------------------------------------------------------------------------------------------

*  SEE INSTRUCTIONS BEFORE FILLING OUT!


                               Page 3 of 11 Pages

---------------------------------------------------------------------             -------------------------------------------------
CUSIP No.                       318120-10-2                              13G                           Page 4 of 11
---------------------------------------------------------------------             -------------------------------------------------

------------------------- ---------------------------------------------------------------------------------------------------------
           1              NAME OF REPORTING PERSONS:                  CENTRE CAPITAL TAX-EXEMPT INVESTORS II, L.P.
                          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS
                          (ENTITIES ONLY):  13-387-6593
------------------------- ---------------------------------------------------------------------------------------------------------
           2              CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:*
                                                                                                                          (A) [_]
                                                                                                                          (B) [_]
------------------------- ---------------------------------------------------------------------------------------------------------
           3              SEC USE ONLY

------------------------- ---------------------------------------------------------------------------------------------------------
           4              CITIZENSHIP OR PLACE OF ORGANIZATION:       DELAWARE

------------------------------- ----- ---------------------------------------------------------------------------------------------
          NUMBER OF              5    SOLE VOTING POWER:                          0
            SHARES
                                ----- ---------------------------------------------------------------------------------------------
         BENEFICIALLY            6    SHARED VOTING POWER:                        2,399,949
           OWNED BY
                                ----- ---------------------------------------------------------------------------------------------
             EACH                7    SOLE DISPOSITIVE POWER:                     0
           REPORTING
                                ----- ---------------------------------------------------------------------------------------------
         PERSON WITH             8    SHARED DISPOSITIVE POWER:                   2,399,949

------------------------- ---------------------------------------------------------------------------------------------------------
           9              AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING   2,399,949
                          PERSON:

------------------------- ---------------------------------------------------------------------------------------------------------
           10             CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES:*
                                                                                                                            [_]
------------------------- ---------------------------------------------------------------------------------------------------------
           11             PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9):                                       3.4%

------------------------- ---------------------------------------------------------------------------------------------------------
           12             TYPE OF REPORTING PERSON:                   PN
------------------------- ---------------------------------------------------------------------------------------------------------

*  SEE INSTRUCTIONS BEFORE FILLING OUT!


                               Page 4 of 11 Pages


---------------------------------------------------------------------            --------------------------------------------------
CUSIP No.                       318120-10-2                              13G                          Page 5 of 11
---------------------------------------------------------------------            --------------------------------------------------

------------------------- ---------------------------------------------------------------------------------------------------------
           1              NAME OF REPORTING PERSONS:                  CENTRE PARTNERS COINVESTMENT, L.P.
                          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS
                          (ENTITIES ONLY):  13-386-6622
------------------------- ---------------------------------------------------------------------------------------------------------
           2              CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:*
                                                                                                                         (A) [_]
                                                                                                                         (B) [_]
------------------------- ---------------------------------------------------------------------------------------------------------
           3              SEC USE ONLY

------------------------- ---------------------------------------------------------------------------------------------------------
           4              CITIZENSHIP OR PLACE OF ORGANIZATION:       DELAWARE

------------------------------- ----- ---------------------------------------------------------------------------------------------
          NUMBER OF              5    SOLE VOTING POWER:                         0
            SHARES
                                ----- ---------------------------------------------------------------------------------------------
         BENEFICIALLY            6    SHARED VOTING POWER:                       3,102,072
           OWNED BY
                                ----- ---------------------------------------------------------------------------------------------
             EACH                7    SOLE DISPOSITIVE POWER:                    0
           REPORTING
                                ----- ---------------------------------------------------------------------------------------------
         PERSON WITH             8    SHARED DISPOSITIVE POWER:                  3,102,072

------------------------- ---------------------------------------------------------------------------------------------------------
           9              AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH            3,102,072
                          REPORTING PERSON:

------------------------- ---------------------------------------------------------------------------------------------------------
           10             CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES:*
                                                                                                                           [_]
------------------------- ---------------------------------------------------------------------------------------------------------
           11             PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9):                                      4.4%

------------------------- ---------------------------------------------------------------------------------------------------------
           12             TYPE OF REPORTING PERSON:                   PN
------------------------- ---------------------------------------------------------------------------------------------------------

*  SEE INSTRUCTIONS BEFORE FILLING OUT!


                               Page 5 of 11 Pages


---------------------------------------------------------------------             -------------------------------------------------
CUSIP No.                       318120-10-2                              13G                           Page 6 of 11
---------------------------------------------------------------------             -------------------------------------------------

------------------------- ---------------------------------------------------------------------------------------------------------
           1              NAME OF REPORTING PERSONS:                  CENTRE CAPITAL OFFSHORE INVESTORS II, L.P.
                          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS
                          (ENTITIES ONLY): 13-388-2505
------------------------- ---------------------------------------------------------------------------------------------------------
           2              CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:*
                                                                                                                          (A) [_]
                                                                                                                          (B) [_]
------------------------- ---------------------------------------------------------------------------------------------------------
           3              SEC USE ONLY

------------------------- ---------------------------------------------------------------------------------------------------------
           4              CITIZENSHIP OR PLACE OF ORGANIZATION:       BERMUDA

------------------------------- ----- ---------------------------------------------------------------------------------------------
          NUMBER OF              5    SOLE VOTING POWER:                          0
            SHARES
                                ----- ---------------------------------------------------------------------------------------------
         BENEFICIALLY            6    SHARED VOTING POWER:                        4,254,329
           OWNED BY
                                ----- ---------------------------------------------------------------------------------------------
             EACH                7    SOLE DISPOSITIVE POWER:                     0
           REPORTING
                                ----- ---------------------------------------------------------------------------------------------
         PERSON WITH             8    SHARED DISPOSITIVE POWER:                   4,254,329

------------------------- ---------------------------------------------------------------------------------------------------------
           9              AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING   4,254,329
                          PERSON:

------------------------- ---------------------------------------------------------------------------------------------------------
           10             CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES:*
                                                                                                                            [_]
------------------------- ---------------------------------------------------------------------------------------------------------
           11             PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9):                                       6.0%

------------------------- ---------------------------------------------------------------------------------------------------------
           12             TYPE OF REPORTING PERSON:                   PN
------------------------- ---------------------------------------------------------------------------------------------------------

*  SEE INSTRUCTIONS BEFORE FILLING OUT!

                               Page 6 of 11 Pages


---------------------------------------------------------------------           ---------------------------------------------------
CUSIP No.                       318120-10-2                             13G                         Page 7 of 11
---------------------------------------------------------------------           ---------------------------------------------------

------------------------- ---------------------------------------------------------------------------------------------------------
           1              NAME OF REPORTING PERSONS:                  CENTRE PARTNERS MANAGEMENT LLC
                          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS
                          (ENTITIES ONLY):
------------------------- ---------------------------------------------------------------------------------------------------------
           2              CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:*
                                                                                                                       (A) [_]
                                                                                                                       (B) [_]
------------------------- ---------------------------------------------------------------------------------------------------------
           3              SEC USE ONLY

------------------------- ---------------------------------------------------------------------------------------------------------
           4              CITIZENSHIP OR PLACE OF ORGANIZATION:       DELAWARE

------------------------------- ----- ---------------------------------------------------------------------------------------------
          NUMBER OF              5    SOLE VOTING POWER:                        0
            SHARES
                                ----- ---------------------------------------------------------------------------------------------
         BENEFICIALLY            6    SHARED VOTING POWER:                      28,229,941
           OWNED BY
                                ----- ---------------------------------------------------------------------------------------------
             EACH                7    SOLE DISPOSITIVE POWER:                   0
           REPORTING
                                ----- ---------------------------------------------------------------------------------------------
         PERSON WITH             8    SHARED DISPOSITIVE POWER:                 28,229,941

------------------------- ---------------------------------------------------------------------------------------------------------
           9              AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH           28,229,941
                          REPORTING PERSON:

------------------------- ---------------------------------------------------------------------------------------------------------
           10             CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES:*
                                                                                                                         [_]
------------------------- ---------------------------------------------------------------------------------------------------------
           11             PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9):                                    37.8%

------------------------- ---------------------------------------------------------------------------------------------------------
           12             TYPE OF REPORTING PERSON:                   OO
------------------------- ---------------------------------------------------------------------------------------------------------

*  SEE INSTRUCTIONS BEFORE FILLING OUT!


                               Page 7 of 11 Pages

ITEM 1.  IDENTITY OF ISSUER:

         (a) Name of Issuer: Firearms Training Systems, Inc. (the "Issuer").
                                                                   ------

         (b) Address of Issuer's Principal Executive Offices: 7340 McGinnis Ferry Road, Suwanee, Georgia 30174.

ITEM 2.  IDENTITY OF PERSON FILING:

         (a) Name of Person Filing: The persons filing this Statement (the "Reporting Persons") are Centre Partners II LLC ("CPII LLC"), Centre Capital Investors II, L.P. ("CCI II"), Centre Capital Tax-exempt Investors II, L.P. ("CCTI II"), Centre Capital Offshore Investors II, L.P. ("CCOI II"), Centre Partners Coinvestment, L.P. ("CPC") and Centre Partners Management LLC ("CPM"). CCI II, CCTI II, CCOI II and CPC are sometimes collectively referred to herein as the "Centre Holders."

         (b) Address of Principal Business Office: The principal business office of each Reporting Person other than CCOI II is 30 Rockefeller Plaza, Suite 5050, New York, New York 10020. The principal business office of CCOI II is c/o Reid Management Limited, Cedar House, 41 Cedar House, Hamilton, Bermuda HM12.

         (c) Citizenship: See Item 4 of the cover pages hereto.

         (d) Title of Class of Securities: Class A Common Stock, par value $.000006 per share ("Common Stock").
                     ------------

         (e) CUSIP Number: 318120-10-2.

ITEM 3. FOR STATEMENTS FILED PURSUANT TO RULE 13D-1(B), OR 13D-2(B) OR (C):

         Not Applicable.

ITEM 4.  OWNERSHIP:

         (a) Amount Beneficially Owned: See Item 9 of the cover pages attached hereto and the information set forth below.

         (b) Percent of Class: See Item 11 of the cover pages attached hereto and the information set forth below. Such figure is based on 69,912,220 shares of Common Stock outstanding as of October 17, 2000.

         (c) Number of Shares As To Which The Reporting Person Has:

                  (i) Sole power to vote or direct the vote: See Item 5 of the cover pages attached hereto and the information set forth below.


                               Page 8 of 11 Pages

                  (ii) Shared power to vote or direct the vote: See Item 6 of the cover pages attached hereto and the information set forth below.

                  (iii) Sole power to dispose or to direct the disposition of:
See Item 7 of the cover pages attached hereto and the information set forth below.

                  (iv) Shared power to dispose or to direct the disposition of:
See Item 8 of the cover pages attached hereto and the information set forth below.

                  CPII LLC is the general partner of CPC and the general partner of the general partner of CCI II, CCTI II, and CCOI II. The Centre Holders are the holders of record of the securities of the Issuer respectively set forth opposite their names as follows:

---------------------------------------------------------- ---------------------- --------------------------
Name of                                                    Shares of Common       Warrants to Purchase
Record Holder                                              Stock                  Common Stock
---------------------------------------------------------- ---------------------- --------------------------
Centre Partners Coinvestment, L.P.                         2,596,434              505,638
---------------------------------------------------------- ---------------------- --------------------------
Centre Capital Investors II, L.P.                          17,893,730             3,575,233
---------------------------------------------------------- ---------------------- --------------------------
Centre Capital Tax-exempt Investors II, L.P.               2,000,300              399,649
---------------------------------------------------------- ---------------------- --------------------------
Centre Capital Offshore Investors II, L.P.                 3,545,816              708,513
---------------------------------------------------------- ---------------------- --------------------------

                  In accordance with Rule 13d-3 under the Securities Exchange Act of 1934, as amended, the number of shares of Common Stock reported herein as beneficially owned by each Reporting Person includes all shares of Common Stock that such Reporting Person may acquire upon its exercise of all warrants held by it to purchase Common Stock.

                  In addition, pursuant to certain co-investment arrangements, CPII LLC has been delegated voting and dispositive power with respect to an additional 571,181 shares of Common Stock and 57,131 warrants to purchase Common Stock. Thus, CPII LLC may be deemed to beneficially own and have voting and dispositive power over a total of 31,853,625 shares of Common Stock.

                  Pursuant to a Management Agreement, CPM has been delegated voting and dispositive power with respect to shares of Common Stock owned by CCI II, CCOI II and CCTI II. In addition, CPM has voting and dispositive power with respect to 106,700 options to purchase Common Stock. Thus, CPM has been delegated voting and dispositive power with respect to a total of 28,229,941 shares of Common Stock.

                  An aggregate of 7,100,391 shares of the Common Stock beneficially owned by the Reporting Persons (the Credit Agreement Shares") were acquired by the Centre Holders as a result of their purchase of an interest of one of the lenders under the Issuer's senior secured credit facility in connection with the restructuring that occurred on August 25, 2000. Such restructuring is described in greater detail in the Issuer's Annual Report on 10-K for the year ended March 31, 2000 and the Issuer's Quarterly Report on Form 10-Q for the fiscal quarter ended June 30, 2000. The Credit Agreement Shares are held subject to a Voting and Stock Restriction Agreement (the "Voting


                               Page 9 of 11 Pages

Agreement") pursuant to which, among other things, the lenders under such credit facility (including the Centre Holders) agreed, during the term of the Voting Agreement, to vote all shares (including the Credit Agreement Shares) acquired by them pursuant to the restructuring of such credit facility as determined by the lenders holding a majority of the commitments to provide revolving credit advances under such credit facility (the "Required Lenders") and granted a proxy to Bank of America, N.A., as agent, to vote such shares as so directed. The Voting Agreement also provides for certain restrictions on the transfer of the shares subject thereto (including the Credit Agreement Shares). In addition, pursuant to a letter agreement entered into in connection with such restructuring, (i) the Centre Holders agreed that, at the request of Required Lenders before September 30, 2000, three of the four directors of the Issuer affiliated with the Centre Holders will resign on September 30, 2000, (ii) the lenders agreed that as long as the Voting Agreement or any successor agreement is in effect, the Required Lenders will cause the lenders to vote their shares subject to the Voting Agreement or its successor for the election to the Issuer's board of directors (the "Board") of a qualified person affiliated with the Centre Holders nominated by the Centre Holders such that one such person is serving on the Board during such time, and (iii) the lenders and the Centre Holders agreed to cooperate in good faith to identify and urge the selection of mutually acceptable, qualified candidates to constitute a majority of the Board during the interim before the next election of directors and to cooperate in good faith to identify and urge the selection of a mutually acceptable, qualified candidate to serve as an active Chairman of the Board. The Reporting Persons hereby disclaim beneficial ownership of any securities owned by any of the other lenders.

ITEM 5. OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS:

         Not applicable.

ITEM 6.  OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON:

         Not applicable.

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY:

         Not applicable.

ITEM 8.  IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP:

         Not applicable.

ITEM 9.  NOTICE OF DISSOLUTION OF GROUP:

         Not applicable.

ITEM 10. CERTIFICATION:

         Not applicable.


                              Page 10 of 11 Pages

                                   SIGNATURES

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: November 17, 2000

                    CENTRE PARTNERS II LLC


                    By:     /s/ Jonathan Kagan
                            --------------------------------------------


                    CENTRE CAPITAL INVESTORS II, L.P.
                    CENTRE CAPITAL TAX-EXEMPT INVESTORS II, L.P.
                    CENTRE CAPITAL OFFSHORE INVESTORS II, L.P.

                    By:     Centre Partners II, L.P., as its General Partner

                    By:     Centre Partners Management LLC,
                            as Attorney-in-fact


                            By:      /s/ Jonathan Kagan
                                     ------------------------------------------


                    CENTRE PARTNERS COINVESTMENT, L.P.

                    By:     Centre Partners II LLC, as its General Partner


                            By:      /s/ Jonathan Kagan
                                     ------------------------------------------


                    CENTRE PARTNERS MANAGEMENT LLC


                    By:     /s/ Jonathan Kagan
                            --------------------------------------------





                              Page 11 of 11 Pages